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                             September 10, 2021

       Michelle Hook
       Chief Financial Officer
       Portillo's Inc.
       2001 Spring Road, Suite 400
       Oak Brook, IL 60523

                                                        Re: Portillo's Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
27, 2021
                                                            File No. 377-05213

       Dear Ms. Hook:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 27, 2021

       Prospectus Summary, page 1

   1. We note your response and revised disclosure in response to our prior comment 2. Please clarify whether the
trend has continued into the time periods presented in the prospectus, including 2021.

       2020 Sales Mix, page 6

   2. We note the revised disclosure in response to our prior comment 18. Please expand the disclosure to quantify
sales made via digital means in 2021.
 Michelle Hook
Portillo's Inc.
September 10, 2021
Page 2
Proven Portability and Strong Unit Economics, page 7

3. We note the disclosure in the second paraph on page 8 uses data from 2019. Revise to provide similar data for 2020/2021.
Summary Historical and Pro Forma Consolidated Financial and Other Data, page 22

4. We have reviewed your response to comment 9 noting you exclude pre-opening costs from Adjusted EBITDA because these expenses are incurred prior to the opening of a new restaurant, and therefore there is no corresponding revenue associated with them when incurred. Given your growth strategy, it appears that pre-opening costs are recurring cash operating expenses that occur to operate your restaurants. Accordingly, please revise your non-GAAP measures to remove this adjustment from your calculation of Adjusted
         EBITDA.
5. We note that you adjust for more than interest, taxes, depreciation and amortization in calculating the non-GAAP measure you call Restaurant-Level EBITDA. Please refer to
         Question 103.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial
         Measures and revise your future filings to not characterize the non-GAAP measure as
         EBITDA and to use a title that clearly distinguishes the measure from "EBITDA," such as
         "Adjusted EBITDA."
Reorganization Agreement, page 136

6. We note your response to our prior comment 20 and reissue the comment in part. Please expand the disclosure to provide a more detailed summary of the Reorganization
         Agreement.
       You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMichelle Hook                              Sincerely,
Comapany NamePortillo's Inc.
                                                             Division of
Corporation Finance
September 10, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName